EXHIBIT 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended October 23, 2004	Fiscal Year (1)
		2004	2003	2002	2001	2000
Earnings
Income before income taxes Plus:	$101,618	$66,712	$66,037	$36,300	$21,006	$33,635
Fixed charges	9,815	21,100	20,840	20,052	18,941	15,003
Amortization of capitalized interest	24	48	48	28	—	—
Less interest capitalized during period	—	—	—	240	—	—

	$111,457	$87,860	$86,925	$56,620	$39,947	$48,638

Fixed Charges
Interest (expensed or capitalized)	$7,405	$16,564	$16,042	$15,964	$16,393	$12,767
Estimated portion of rent expense representative of interest	1,599	2,797	2,675	2,519	1,958	1,661
Amortization of deferred financing fees	811	1,739	2,123	1,569	590	575

	$9,815	$21,100	$20,840	$20,052	$18,941	$15,003

Ratio of earnings to fixed charges	11.4	4.2	4.2	2.8	2.1	3.2

(1)	All fiscal years presented were 52 weeks, except for fiscal 2000, which had 53 weeks.